United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Amendment No.  1

Under the Securities and Exchange Act of 1934

Middleton Doll Company
(Name of Issuer)

Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share
Title of Class of Securities

59669P201(CUSIP Number)

Thomas G. Berlin
Berlin Financial,Ltd.
1325 Carnegie Ave, Cleveland,OH 44115
(216) 479.0400
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2005
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Thomas G. Berlin

2	If a member group		a)	/ /
					b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7        Sole Voting            0
Beneficially
Owned By Each                    Shared Voting          35,662
Reporting Person
With              9              Sole Dispositive   	0

                10               Shared Dispositive	35,662

11	Aggregate Amount Beneficially owned		35,662

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 5.17%
14	Type of Reporting Person	IA, IN

Item	1.  Security and Issuer

CUSIP	59669P201

Middleton Doll Company
W 239 N 1700 Busse Road
Waukesha, WI 53188-1160
Phone: 262-523-4300

Item 2. Identity and Background.

(a) The name of the reporting person is Thomas G. Berlin.

(b) The Reporting person's address is Berlin Financial, Ltd.,
1325 Carnegie Ave, Cleveland, OH 44115

(c) The Reporting Person's occupation is managing member;investment advisor;Berlin Financial,Ltd., 1325 Carnegie Ave, Cleveland, OH 44115.

(d) None

(e) None

(f) United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Capital Shares (as defined in Item 4) were purchased using funds of Berlin Capital Growth, L.P. The Reporting Person is the managing member of the General Partner of Berlin Capital Growth, L.P.

Income Shares (as defined in Item 4) were purchased using funds of Berlin Income, L.P. The Reporting Person is the managing member of the General Partner of Berlin Income, L.P.

The Privately Managed Shares (as defined in Item 4) were purchased using funds of each respective account holder. The Reporting Person is the managing member of the Privately Managed Accounts.

Item 4. Purpose of Transaction.

The Reporting Person purchased certain shares (the "Capital Shares") in his capacity as the managing member of the General Partner of Berlin Capital Growth, L.P. and for the account of Berlin Capital Growth, L.P. Capital Shares were purchased and sold solely for investment purposes.

The Reporting Person purchased certain shares (the "Income Shares") in his capacity as the managing member of the General Partner of Berlin Income, L.P. and for the account of Berlin Income, L.P.
Income Shares were purchased and sold solely for investment purposes.

The Reporting Person purchased and sold certain shares
(the "Privately Managed Shares") in his capacity as the managing member of the Privately Managed Accounts. Privately Managed Shares were purchased and sold solely for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate amount owned by the Reporting Person is 35,662 shares or 5.17% of the outstanding shares.

(b)

                           Shares             Percentage
Sole Voting Power            0                  0%
Shared Voting Power       35,662                5.17%
Sole Dispositive Power       0                  0%
Shared Dispositive Power  35,662                5.17%

The reporting Person shares voting and dispositive power with the following clients in the following amounts: Berlin Capital Growth, L.P., 16,591 shares; Berlin Income, L.P., 12,583 Privately Managed Accounts, 6,488 shares.

The address of Berlin Capital Growth, L.P., Berlin Income, L.P. and the Privately Managed Accounts is c/o the Reporting Person.
There is no proceedings required to be disclosed with respect to any person sharing beneficial ownership with the Reporting Person.


(c)	On the following dates, the Reporting Person purchased and/or sold the following numbers of shares for the prices per share set forth below. Each such purchase or sale occurred through a customary broker transaction.

Capital Shares

Date		Shares	   	Price/Share	  Sold or Bought
06/22/2004	2000		14.52			B
06/23/2004	100		14.38			B
06/24/2004	1000		14.38			B
06/25/2004	500		14.38			B
06/29/2004	1820		14.14			B
06/30/2004	4250		13.96			B
07/06/2004	100		13.89			B
07/08/2004	230		13.89			B
07/21/2004	2700		13.02			B
07/22/2004	1100		13.00			B
07/23/2004	200		13.00			B
09/30/2004	591		14.25			B
04/07/2005	2000		18.70			B

Income Shares

Date		Shares	   	Price/Share	  Sold or Bought
10/29/2004	550		14.25			B
12/13/2004	200		17.20			B
12/14/2004	300		17.20			B
12/16/2004	1000		17.30			B
12/27/2004	133		17.30			B
12/29/2004	500		17.30			B
02/01/2005	3000		18.30			B
03/02/2005	400		18.70			B
03/04/2005	1000		18.70			B
04/13/2005	1500		18.64			B
05/24/2005	541		18.40			B
05/26/2005	1000		18.40			B
06/03/2005	459		18.35			B
07/21/2005	2000		19.20			B

Privately Managed Shares

Date		Shares		Price/Share	  Sold or Bought
07/29/2004	1500		12.90			B
08/02/2004	100		12.82			B
08/03/2004	400		12.96			B
08/04/2004	200		13.07			B
08/11/2004	600		13.07			B
08/17/2004	100		13.22			B
12/15/2004	500		17.10			B
12/20/2004	500		17.30			B
12/21/2004	250		17.30			B
05/24/2005	800		18.35			B
07/29/2005	200		18.80			B
08/25/2005	1000		18.80			B
08/25/2005	1000		18.80			S
08/31/2005	1338		19.10			B


d)	Not Applicable.

e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to the Issuer.

	The partners of Berlin Capital Growth, L.P. and Berlin Income, L.P. have the right to receive distributions of the net assets of Berlin Capital Growth, L.P. and Berlin Income, L.P. Those net assets include any proceeds from the sale of Capital and Income Shares.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	September 9, 2005

/s/
Thomas G. Berlin